Mail Stop 4561

June 23, 2006

George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

Re: InfoSearch Media, Inc.
Amendment No. 6 to Form SB-2
Filed on June 16, 2006
File No. 333-126654

Dear Mr. Lichter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that all communications are now to be directed to McGuireWoods LLP. Please advise us whether you will continue to rely on the legal opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (Exhibit 5.1) or whether you will obtain a new legal opinion form McGuireWoods LLP.

Facing Page

2. We note that your securities will be sold on a continuous basis. As a result, please check the Rule 415 box on the facing page of your registration statement. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Securities Act Rule 415, paragraph 36.

Capitalization, page 15

3. It appears that total capitalization includes all of the liabilities of the Company. Please revise to exclude all of these liabilities as none of these amounts represent capitalization of your Company.

Plan of Operation, page 18

4. The last paragraph on page 18 states that you no longer bring on new clients for the ArticleInsider website. Please revise this section to note whether you are discontinuing the entire ArticleInsider program, including the ArticleInsider affiliate program, or just a segment of the program. If you are discontinuing the entire ArticleInsider program, please revise your disclosure to note that going forward Web Properties will only consist of Answerbag.

5. We note that the Company is no longer bringing on new customers for the ArticleInsider website and that the ArticleInsider is part of the Web properties product group. It also appears that ArticleInsider is close to 100% of the Web properties group. Please tell us how you determined that this product group should not be shown as discontinued operations in accordance with SFAS 144.

Results of Operations for the Three Months Ended March 31, 2006 and 2005, page 19

Revenues, page 19

6. Please revise to disclose future expectations of revenue due to the fact that ArticleInsider is being discontinued and it represented approximately 50% of your revenue for the three-month period ended March 31, 2006.

Cost of Sales and Gross Profit, page 20

7. You state that "gross profits and margins for the Web Properties group were $664,359 and 47.8%, respectively, for the three months ended March 31, 2006 versus $848,495 and 83.1%, respectively, for the three months ended March 31, 2005." Please revise your disclosure to note the change attributed to the ArticleInsider program versus Answerbag.

Liquidity and Capital Resources, page 24

8.   In the first paragraph, you state that the "recognition of deferred revenue associated with the ArticleInsider affiliate program involved the use of $706,434 in cash." Please revise to provide further disclosure on how the recognition of deferred revenue involved the use of $706,434 in cash.

Sales Marketing Advertising and Promotion, page 30

9.   On page 26, you state that you are no longer bringing on new customers for the ArticleInsider program and are harvesting the deferred revenues associated with this product. However, in this section, you state that your "sales department currently focuses on adding new clients to its ContentLogic and ArticleInsider programs." Please reconcile these disclosures.

Employment Agreements, page 38

10.   Please disclose the termination date of your employment agreements with Ning Ning Yu, Joel Downs, and Edan Portaro. Also, please file copies of these agreements as exhibits to the registration statement.

Certain Relationships and Related Transactions, page 42

11.   In the last paragraph on page 42, you refer to the Pinkus Consulting Agreement. Please describe the type of consulting services that Mr. Pinkus will provide under the agreement. Also, please file a copy of the agreement as an Exhibit.

Experts, page 47

12.   In the second paragraph on page 48, you state that the audit reports of Sherb & Co. for each of the past two fiscal years ended December 31, 2004 and 2003 were not modified as to uncertainty. However, in the third paragraph on page 48, you state that as a result of your losses from operations and accumulated deficit for the fiscal year ended December 31, 2004 Sherb & Co. expressed doubt about your ability to continue as a going concern. Please reconcile these two statements.

Financial Statements

Note 3 – Significant Accounting Policies

Cost of Sales, page F-8

13.   Please tell us the costs, related to the content developed for the Company's ArticleInsider website, that are capitalized as of March 31, 2006. We note that you have changed the amortization period for this content from three years at the end of 2005, then to two years and finally one year as of March 31, 2006. Please explain and we may have further comment.

Note 10 – Acquisition of Answerbag

14.   We note that you have allocated a majority of the purchase price of Answerbag to intangible assets. Please revise to describe these intangible assets and tell us how you determined that they have an indefinite life. We may have further comment.

Item 26. Recent Sales of Unregistered Securities, page II-3

15.   On page F-9, you note that on January 4, 2006 you issued a total of 1,350,000 shares of restricted stock to your Board of Director and 1,517,500 shares of restricted stock to key officers. Please revise this section to disclose the issuance of those shares, the exemption from registration relied upon, and the facts relied upon to make that exemption available.

Exhibits

16.   On page 40, you note that Answerbag is your wholly-owned subsidiary. Please file a list of your subsidiaries as an Exhibit. Refer to Item 601(b)(21) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster, Accountant, at (202) 551-3446 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Louis Zehil, Esq. (*via facsimile*)